April 19, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Guigliano, Rufus Decker,

Pam Howell, and Brigitte Lippmann

Re: Quick Start Holdings, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed March 25, 2019

File No. 000-56016

Ladies and Gentlemen:

Quick Start Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2019 (the “Comment Letter”) with respect to the Company’s filing of Amendment No. 2 to its Registration Statement on Form 10-12G, filed with the Commission on March 25, 2019.

This response letter, filed simultaneously with the Company’s Amendment No. 3 to its Registration Statement on Form 10-12G (“Amendment 3”), sets forth the comment of the Staff in the Comment Letter, and the Company’s response.

Amendment 3 also makes such revisions and updates necessary to continue to reflect the Company’s current business intentions.

SEC Comment(s) /Analysis

Amendment No. 2 to Form 10

Prior and Current Shell Company Experience of Former Management and Former Majority Stockholder, page 10

1.	We reissue prior comment 2. Your response explains why you believe that NL One was not a “blank check company;” however, you should disclose in the filing that NL One was a “shell company” as defined in Rule 12b-2 of the Exchange Act. Please revise.

COMPANY RESPONSE:

We have revised the disclosure on page 10 of Amendment 3 to update our disclosures as result of the Staff’s comment, as well as to provide additional information provided by Jeffrey DeNunzio and Paul Moody, our former management and majority stockholder. The additional disclosure is included under the sub-heading “Other Public Company Experience” at the bottom of the section entitled “Prior and Current Shell Company Experience of Former Management and Former Majority Stockholder.” We believe that the additional disclosure is comprehensive based on Mr. Moody’s and Mr. DeNunzio’s affiliation as prior officers and director of NL One Corp., but not as current or former control persons of NL One Corp.

For ease of reference, we have provided the additional disclosure below. Amendment 3 also makes such revisions and updates necessary to continue to reflect the Company's current business intentions.

“Other Public Company Experience

In addition to the blank check and shell company experience outlined above, the information below summarizes certain information related to Flagship Global Corp., formerly known as NL One Corp. (“NL One”), for which a registration statement on Form S-1 was filed, and which Mr. Paul Moody and Mr. Jeffrey DeNunzio previously served as an officer or director during the past five years. This information is being provided because NL One may qualify as a shell company pursuant to the SEC’s rules and regulations. Mr. Paul Moody previously served as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and sole director. Through GMRZ, Mr. DeNunzio previously was our largest controlling stockholder.

Name	Relationship with Issuer	Filing Date Registration Statement (Form S-1)	Business Combination(s)	Date of Business Combination(s)	Consideration Paid
Flagship Global Corp, formerly known as NL One Corp., a Nevada company	Mr. DeNunzio – Chief Executive Officer, President, Director Mr. Moody – Secretary	9/3/14	n/a	n/a	n/a

From the period beginning on April 29, 2014 through May 16, 2016 (the “Relevant Period”), Mr. DeNunzio served as NL One’s Chief Executive Officer, President, and a director and Mr. Moody served as NL One’s Secretary. On May 16, 2016, NL One’s controlling stockholder sold its controlling interest in NL One to Stansbridge Limited (“Stansbridge”) for $345,000. Neither Mr. Moody nor Mr. DeNunzio received any compensation in connection with this sale. Since May 16, 2016, the date on which both Mr. Moody and Mr. DeNunzio resigned from their respective positions, neither have been affiliated with NL One. Furthermore, Mr. Moody and Mr. DeNunzio have never been controlling stockholders of NL One; however, Mr. Moody and Mr. DeNunzio each own 1,000 shares of NL One.

Mr. Moody and Mr. DeNunzio advised us that they do not believe that NL One constituted a shell company during the Relevant Period. Mr. Moody and Mr. DeNunzio based their conclusion on the definition of “shell company” in Rule 12b-2 promulgated under the Exchange Act (“Rule 12b-2”). Rule 12b-2 defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has: (1) no or nominal operations; and (2) either, (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Furthermore, because the SEC intentionally did not define the term “nominal” for purposes of Rule 12b-2, and elected to not adopt any quantitative thresholds, Mr. Moody and Mr. DeNunzio contend that the determination of what constitutes “nominal” is largely subjective and is based on the facts and circumstances. Mr. Moody and Mr. DeNunzio advised us that during the Relevant Period, NL One was considered a start-up stage company, focused on the business of developing electronic, fiber optic, and information technologies. Furthermore, during the Relevant Period, NL One owned the rights to two patent pending technologies for healthcare monitoring devices, which, according to NL One’s then-management, held intrinsic value and were considered to be an asset. During the Relevant Period, on March 20, 2015, these provisional patent applications were refiled. Mr. Moody and Mr. DeNunzio also actively explored other patent acquisitions with the intention to enter into licensing and sublicensing agreements with vendors and manufacturers. NL One also researched and explored the possibility of filing utility patents for NL One’s existing provisional patents; however, these plans did not materialize during the Relevant Period. Accordingly, Mr. Moody and Mr. DeNunzio maintain that NL One did not constitute a shell company during the Relevant Period because it conducted more than nominal operations and owned assets, namely the two provisional patents.

Despite Mr. Moody’s and Mr. DeNunzio’s assertions, in reviewing NL One’s financial statements during the Relevant Period, we believe that the SEC may view NL One as a shell company because it had no assets reported on its balance sheet and, based on its periodic filings, may not have commenced operations. Thus, to err on the side of caution, we have included the relevant information based on the assumption that NL One was a shell company during the Relevant Period.”

If Staff should have any questions or comments regarding this response or Amendment 3, please feel free to contact the undersigned at (888) 337-0468.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

QUICK START HOLDINGS, INC.

/s/ Nirajkumar Patel

Nirajkumar Patel

Chief Executive Officer